Filed by Tableau Software, Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14d-9

under the Securities Exchange Act of 1934, as amended

Subject Company: Tableau Software, Inc.

(Commission File No. 001-35925)

The following partial transcript of a podcast by GeekWire LLC between Todd Bishop and John Cook, which includes a recorded interview with Adam Selipsky, Chief Executive Officer of Tableau Software, Inc. (“Tableau”), on June 15, 2019 is being filed in connection with the acquisition of Tableau by salesforce.com, inc.

‘Salesforce HQ2’ and Tableau’s giant deal

Todd Bishop: So one of the moments that I got to ask Adam Selipsky about was something you alluded to earlier and that was the Microsoft competitions, so I asked him. While let’s hear what I asked him:

A replay of a recorded interview was played between Todd Bishop and Adam Selipsky.

TB: What does this acquisition by Salesforce do for you competitively? You’ve got Microsoft across the lake with Power BI. Is this going to be a standoff here across Lake Washington between Tableau/Salesforce and Microsoft?

Adam Selipsky: Pistols at dawn? Long range pistols. Well, first and foremost, I personally have always believed in the power of being incredibly customer focused, not particularly competitively focused. I don’t think you want to be naive or blind to what your competitors are doing. But, I choose to focus 95% of my time on what we can do for customers, not on what competitors are doing.

That being said, the capabilities, both the product side and sales and marketing, that we can bring to market as part of Salesforce, are really exciting and I think are going to give us a lot of strength versus any other competitor in the market. And, the ability to have the enterprise presence, the ability to have a broad array of technologies to look at and figure out which ones might work and be effective for customers inside the product.

Those are absolutely going to strengthen us competitively. And I think, you know, we already have strong and consistent win rates against all competitors. This should help to make sure we’re really competitive. But the reason we’ll be competitive is because we’ll have great solutions for customers, and that will cause them to want to choose us.

The replay of the recorded interview stopped and a discussion between Todd Bishop and John Cook resumed.

TB: So, we were up listening to the conference call at five. By the way, the reason I was up was the cat started making noise. I was up. I looked at my phone and the notification was there from some service. I can’t remember what it was. Right on the lock screen. But, anyway, up in the browser tab…

John Cook: Oh yes, this was a good eye to spot that, I missed that.

TB: Yes, there was, it said, “Project Tiburon” and I was like Tiburon? Tiburon, California?

JC: Now this was the presentation that Salesforce put together to explain the deal on the investor call.

TB: Yeah, so I asked Adam Selipsky about that which it led to one of the more entertaining moments of the interview that I had with him.

A replay of a recorded interview was played between Todd Bishop and Adam Selipsky.

TB: Why was this acquisition code-named Project Tiburon? Is that right? In the investor call yesterday, if you looked up into the browser tab, the title was “Project Tiburon.”

AS: Uh-huh, yeah, uh-huh.

TB: I was Googling like, “Does Marc Benioff live in Tiburon, California?” I was trying to figure out, was this where he made the text initially to get … I don’t know. Anyway, how’s that for some observation?

AS: That’s sleuthing. I love attention to detail. Good for you.

The replay of the recorded interview stopped and a discussion between Todd Bishop and John Cook resumed.

TB: And then lastly I noticed that Marc Benioff is obviously still learning a little bit about Tableau. During the call he kept, as you said, calling them “Vizzies” so I asked Adam Selipsky about that.

A replay of a recorded interview was played between Todd Bishop and Adam Selipsky.

TB: Can you clear up the pronunciation of the plural of the product of what Tableau creates? In other words the visualizations that Tableau creates? You call them…?

AS: Vizzes.

TB: Not vizz-ies?

AS: Correct.

TB: So Marc, he has a little bit of work to do on that.

AS: Marc has done, in all honesty, an amazing job of understanding what we do as a company. And how we talk about the company. He said, ‘see and understand data,’ a lot yesterday.

TB: Yes he did.

AS: And I really appreciate it. And, he’s done a great job. So if we need to clean up anything around the edges that will be easy.

TB: Yeah, that’s minor in terms of integration issues.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Tableau Software, Inc. (the “Company”), salesforce.com, inc. (“salesforce”) or its acquisition subsidiary, Sausalito Acquisition Corp. (the “Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce and the Purchaser will file a tender offer statement on Schedule TO, salesforce will file a registration statement on Form S-4 and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce will be available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company will be available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements

This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings; ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.